Exhibit 99.3
OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2021 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission or SEC, on March 28, 2022 (our “Annual Report”)), and the related notes and the other financial information included elsewhere in this Form 6-K. Unless the context requires otherwise, references in this Report on Form 6-K to the “Company”, “REE,” “we,” “us,” and “our” refer to REE Automotive Ltd. and its subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K (this “Report”) contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this Report may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations, and financial performance and condition.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve unknown number of risks, uncertainties, judgments and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this Report speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Report may not occur.

You should not place undue reliance on these forward looking statements. Some factors that could cause actual results to differ include:
•REE’s ability to commercialize its strategic plan;
•REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners;
•development of REE’s advanced prototypes into marketable products;
•REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers;
•REE’s estimates of unit sales, expenses and profitability and underlying assumptions;
•REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products;
•REE’s limited operating history;
•risks associated with plans for REE’s initial commercial production;
•REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs;
•intense competition in the e-mobility space, including with competitors who have significantly more resources;
•risks related to the fact that REE is incorporated in Israel and governed by Israeli law;

•REE’s ability to make continued investments in its platform;
•the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty;
•the need to attract, train and retain highly-skilled technical workforce;
•changes in laws and regulations that impact REE;
•REE’s ability to enforce, protect and maintain intellectual property rights;
•REE’s ability to retain engineers and other highly qualified employees to further its goals; and
•other risks and uncertainties set forth in the section “Risk Factors” in our Annual Report.

Overview

REE is an automotive technology company whose mission is to be the cornerstone on top of which mobility players can build their dreams of future services, unbound by legacy thinking, as we carry the next generation of electric and autonomous vehicles on a truly modular and scalable platform. We aim to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from Class 1 through Class 6 - for any application and target market. We envision a future where electric vehicles (“EV”) and autonomous vehicles (“AV”) will be “Powered by REE™”.

REE is a development stage company actively executing our business plan and establishing strategic collaborations with industry leaders to expand our industry footprint across segments. We are currently developing full vehicle prototypes with REEcornerTM technology, preparing to commence commercial trials of our P7 Platform and developing our currently untested plans to outsource manufacturing and to assemble components at future Integration Centers. Our products are designed to be operated on either battery or fuel cells and in any drive mode, both human-driven and autonomous while affording full design freedom to our potential customers.

As a horizontally integrated player, REE plans to initially target commercial and mobility as a service ("MaaS") markets by commercially engaging auto manufacturers, original equipment manufacturers (“OEMs”), parcel/courier delivery and logistic companies, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies with its proposed offering to build entire fleets tailored to their exact needs based on REEplatformTM technology without the need to be constrained to off-the-shelf offerings. We offer many customer benefits including complete vehicle design freedom based on exact business requirements, enabling reduction in time-to-market, more space and volume with the smallest footprint, lower total cost of ownership, faster development times, advanced driver-assistance systems (“ADAS”) compatibility, and reduced maintenance and global safety standard compliance.
Additionally, REE is building a partner ecosystem to enable and accelerate adoption of REE’s products. This includes collaborations with partners not only to develop full vehicle offerings but also to provide a comprehensive ecosystem of enabling capabilities and services, such as vehicle financing, batteries, charging infrastructure, aftersales, service and Data-as-a-Service (“DaaS”), for a full turn-key solution intended to enable and expedite a smooth transition for our potential customers from internal combustion engine (“ICE”) vehicles to EV fleets.

Components of Statement of Operations

Revenue

REE has not begun significant commercial operations and currently has no significant revenues. Once REE reaches commercialization and commences production and sales of our products, we expect that the significant majority of our revenue will be derived from direct sales to OEMs, logistics and technology companies and, thereafter, other related products and services within the REE ecosystem.
Cost of Revenue

Cost of revenue relates primarily to share-based compensation expense and expenses related to non-recurring engineering. Once REE reaches commercialization and commences production of our products, we expect cost of revenue to include vehicle components and parts, including batteries, raw materials, direct labor costs, warranty costs and costs related to the operation of manufacturing facilities.
Research and Development Expenses, Net

Research and development expenses consist primarily of costs associated with the employment of REE’s engineering staff, third-party engineering consultants, development projects, such as corners programs and component programs and program consumables, costs related to share based compensation, costs associated with REE’s properties, and depreciation of REE’s fixed assets. REE expects research and development expenses to increase as we continue to develop our products, components, technology and software.
Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of costs associated with employment of REE’s non-engineering staff, legal, insurance, accounting and consulting expenses, travel and marketing expenses such as public relations activities and trade shows, costs related to share based compensation, costs associated with REE’s properties, and depreciation of REE’s fixed assets. REE expects selling, general and administrative expenses to increase as our overall activity levels increase due to the construction and operation of facilities and costs associated with being a public company.

Finance Income (Expense), Net

Finance income (expense), net consists primarily of interest income and foreign exchange gains or losses offset by bank fees. Foreign currency exchange gains or losses related to changes in the value of our non-U.S. denominated financial assets, primarily cash and cash equivalents. As of June 30, 2022, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, and short-term investments. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Results of Operations

Three Months Ended March 31, 2022
Our results of operations for the three months ended March 31, 2022 have been adjusted to recast previously issued research and development expenses, net to reflect a reduction of $1.5 million. This adjustment was to correct an error in the Company's accrual of non-recurring engineering projects. We are providing the recast results in this Report to facilitate accurate comparisons between our first quarter and second quarter results of operations.

Three Months Ended March 31, 2022
USD in thousands
Revenues	$—
Cost of sales	538
Gross loss	(538)
Operating expenses:
Research and development expenses, net	20,843
Selling, general and administrative expenses	15,288
Total operating expenses	36,131
Operating loss	(36,669)
(Income) loss from warrants remeasurement	(15,330)
Financial income, net	(472)
Net loss before income tax	$(20,867)
Income tax expense	594
Net loss	$(21,461)

Comparison of Three Months Ended June 30, 2022 and 2021

The following table sets forth REE’s historical operating results for the periods indicated:

	Three Months Ended June 30,
	2022	2021
	USD in thousands
Revenues	$—	$—
Cost of sales	9	4
Gross loss	(9)	(4)
Operating expenses:
Research and development expenses, net	18,080	9,545
Selling, general and administrative expenses	11,330	21,590
Total operating expenses	29,410	31,135
Operating loss	(29,419)	(31,139)
(Income) loss from warrants remeasurement	(2,417)	—
Financial income, net	(2,373)	(8)
Net loss before income tax	$(24,629)	$(31,131)
Income tax expense	619	45
Net loss	$(25,248)	$(31,176)

Revenue

There was no revenue for the three months ended June 30, 2021 or the three months ended June 30, 2022. As previously noted, REE has not begun significant commercial operations and currently has no significant revenues.
Cost of Sales

Cost of sales changed negligibly from $4.0 thousand for the three months ended June 30, 2021 to $9.0 thousand for the three months ended June 30, 2022.

Research and Development Expenses, Net

R&D expenses increased by $8.6 million from $9.5 million for the three months ended June 30, 2021 to $18.1 million for the three months ended June 30, 2022. R&D expenses include increases share based compensation expense of $1.9 million from $1.5 million for the three months ended June 30, 2021 to $3.4 million for the three months ended June 30, 2022. Excluding share based compensation, R&D expenses increased $6.7 million from $8.0 million for the three months ended June 30, 2021 to $14.7 million for the three months ended June 30, 2022. This increase was primarily due to increased wages and salaries as we expanded our R&D employee headcount to support our expanding R&D programs and UK Engineering Center.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $10.3 million from $21.6 million for the three months ended June 30, 2021 to $11.3 million for the three months ended June 30, 2022. This decrease is primarily due to the decrease in share based compensation expense of $15.6 million from $18.5 million for the three months ended June 30, 2021 to $2.9 million for the three months ended June 30, 2022. The decrease in share based compensation expense results from the Company issuing ordinary shares to a strategic partner during Q2 2021, which resulted in share-based compensation expense of $15.9 million during the three months ended June 30, 2021. Excluding share based compensation, SG&A expenses increased $5.3 million from $3.1 million for the three months ended June 30, 2021 to $8.4 million for the three months ended June 30, 2022. This increase was primarily due to increased wages and salaries as we expanded our non-R&D employee headcount, invested in marketing programs, and began to incur rent payments for our new facilities.

(Income) Loss from Warrants Remeasurement

We recognized income of $2.4 million from the remeasurement of the value of warrants for the three months ended June 30, 2022. The warrants were not assumed by the Company until the consummation of the merger on July 22,

2021. The income from warrants remeasurement is from the change in fair value during the period recognized in our statement of comprehensive loss.

Financial Income, Net

Financial income, net was $2.4 million for the three months ended June 30, 2022 compared to financial income, net of $8.0 thousand for the three months ended June 30, 2021. The increase in financial income, net was primarily comprised of bank deposit and short term investment income and foreign currency gains.

Income tax expense

Income tax expense increased by $0.6 million from $45.0 thousand for the three months ended June 30, 2021 to by $0.6 million for the three months ended June 30, 2022. This increase was primarily due to the recognition of an uncertain tax position.

Comparison of Six Months Ended June 30, 2022 and 2021

The following table sets forth REE’s historical operating results for the periods indicated:

	Six Months Ended June 30,
	2022	2021
	USD in thousands
Revenues	$—	$6
Cost of sales	547	15
Gross loss	(547)	(9)
Operating expenses:
Research and development expenses, net	38,923	16,694
Selling, general and administrative expenses	26,618	27,038
Total operating expenses	65,541	43,732
Operating loss	(66,088)	(43,741)
(Income) loss from warrants remeasurement	(17,747)	—
Financial income, net	(2,845)	(12)
Net loss before income tax	$(45,496)	$(43,729)
Income tax expense	1,213	45
Net loss	$(46,709)	$(43,774)

Revenue

There was no revenue for the six months ended June 30, 2022 and negligible revenue for the six months ended June 30, 2021, which related to the sales of wheels with wheel-based suspension technologies for wheelchairs. As previously noted, REE has not begun significant commercial operations and currently has no significant revenues.
Cost of Sales

Cost of sales increased by $0.5 million, from $15.0 thousand for the six months ended June 30, 2021 to $0.5 million for the six months ended June 30, 2022. This increase was primarily due to the inclusion of share-based compensation expense and costs associated to a strategic development agreement in the cost of revenue.

Research and Development Expenses, Net

R&D expenses, net, increased by $22.2 million, from $16.7 million for the six months ended June 30, 2021 to $38.9 million for the six months ended June 30, 2022. R&D expenses, net include increased share based compensation expense of $3.4 million from $3.2 million for the six months ended June 30, 2021 to $6.6 million for the six months ended June 30, 2022. Excluding share based compensation, R&D expenses increased $18.8 million from $13.5 million for the six months ended June 30, 2021 to $32.3 million for the six months ended June 30, 2022. This increase was primarily due to increased wages and salaries as we expanded our R&D employee headcount to support our expanding R&D programs and UK Engineering Center.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $0.4 million, from $27.0 million for the six months ended June 30, 2021 to $26.6 million for the six months ended June 30, 2022. Share based compensation expense decreased by $12.8 million from $21.0 million for the six months ended June 30, 2021 to $8.1 million for the six months ended June 30, 2022. The decrease in share based compensation expense results from the Company issuing ordinary shares to a strategic partner during Q2 2021, resulting in share-based compensation expenses in the amount of $15.9 million in selling, general and administrative expenses during the six months ended June 30, 2021. Excluding share based compensation, selling, general and administrative expenses increased $12.4 million from $6.1 million for the six months ended June 30, 2021 to $18.5 million for the six months ended June 30, 2022. This increase was primarily due to increased wages and salaries as we expanded our non-R&D employee headcount, as well as increased marketing costs, increased rent expense due to moving into new facilities, and overall higher costs of being a public company.

(Income) Loss from Warrants Remeasurement

We recognized income of $17.7 million from the remeasurement of the value of warrants for the six months ended June 30, 2022 compared to $0.0 million for the six months ended June 30, 2021. The income from warrants remeasurement is from the change in fair value during the period recognized in our statement of comprehensive loss.

Financial Income, Net

Financial income, net was $2.8 million for the six months ended June 30, 2022 compared to financial income, net of $12.0 thousand for the six months ended June 30, 2021. The increase in financial income, net was primarily comprised of bank deposit and short term investment income and foreign currency gains.

Income tax expense

Income tax expense increased by $1.2 million from $45.0 thousand for the six months ended June 30, 2021 to $1.2 million for the six months ended June 30, 2022. This increase was primarily due to the recognition of an uncertain tax position.

Liquidity, Capital Resources and Financial Condition

As of the date of this Report, REE has yet to generate significant revenues from its principal business operations. We do not expect to generate significant revenues from the sale of our products in the near future. Since inception, REE has incurred losses and generated negative cash flows from operations and has funded its operations, capital expenditure and working capital requirements through capital contributions, private placements of equity securities, investments from certain strategic partners, and from the consummation of a merger by and among REE, Spark Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of REE (“Merger Sub”), and 10X Capital Venture Acquisition Corp, a Delaware corporation (“10X”), whereby Merger Sub merged with and into 10X, with 10X surviving as a wholly-owned subsidiary of REE, and with the securityholders of 10X becoming securityholders of REE (the “Merger”).
As of June 30, 2022, REE’s cash and cash equivalents were $97.0 million, with $206.8 million of liquidity comprised of cash and short-term investments, and no debt. We expect that our existing cash and cash equivalents are sufficient to fund our strategic plans and ongoing R&D programs. However, additional funding may be required for a variety of reasons, including, but not limited to, delays in anticipated schedule to complete the design of the REE products, or tooling needed to start vehicle production as currently contemplated. In addition, REE’s budget projections may be subject to cost overruns for reasons outside of its control and it may experience slower sales growth than anticipated, which would pose a risk to REE achieving cash flow positivity.

If REE were to require additional funding or otherwise determined it was beneficial to seek additional sources of financing, REE believes that its debt-free balance sheet would enable REE to access financing on reasonable terms. However, there can be no assurance that such financing would be available to REE on favorable terms or at all. If the financing is not available, or if the terms of financing are less desirable than REE expects, REE may be forced to decrease its level of investment in product development, renegotiated development agreements with collaboration partners or scale back its operations, which could have an adverse impact on its business and financial prospects.

Additionally, any funding raised through the issuance of equity or equity-linked securities may result in the issuance of securities with have rights, preferences or privileges senior to those of our Class A Ordinary Shares or the dilution of our existing shareholders.

As an early-stage growth company in the pre-commercialization stage of development, the net losses REE has incurred since inception are consistent with REE’s strategy and budget. REE will continue to incur net losses in accordance with its operating plan as REE continues to expand its operations to meet anticipated demand.

Cash Flows Summary

Presented below is a summary of REE’s operating, investing and financing cash flows for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022	2021
	USD in thousands
Net cash provided by (used in):
Operating activities	$(68,505)	$(17,399)
Investing activities	(112,365)	767
Financing activities	2,108	2,058
Net change in cash and cash equivalents and restricted cash	$(178,762)	$(14,574)

Cash Flows from Operating Activities

REE’s cash flows used in operating activities to date have primarily resulted from costs related to development of its products, payroll, fluctuations in accounts payable and other current assets and liabilities. REE expects its cash used in operating activities to increase before it starts to generate any material cash flows from its business.

During the six months ended June 30, 2022, operating activities used $68.5 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $46.7 million and changes in working capital and operating lease right of use assets and liabilities of $20.7 million before adding non-cash charges of $1.1 million, consisting primarily of share based compensation of $14.8 million offset by the change in warrant valuation of $17.7 million.

During the six months ended June 30, 2021, operating activities used $17.4 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $43.8 million before deducting non-cash charges consisting mainly of share based compensation of $24.1 million, and a decrease in working capital of $1.9 million.

Cash Flows from Investing Activities

REE’s cash flows used in investing activities to date have been primarily comprised of short term investments and cash outflows for tangible fixed assets (plant and equipment). REE expects investing activities to include cash inflows from maturities of short term investments offset by costs related to our integration centers.

Net cash used in investing activities was $112.4 million for the six months ended June 30, 2022, which was primarily due to the investment of $109.8 million in short-term investments as well as $2.6 million cash outflows for fixed assets (plant and equipment).

Net cash provided by investing activities was $0.8 million for the six months ended June 30, 2021, which was primarily due to proceeds from bank deposits of $1.7M offset by $0.9 million cash outflows for fixed assets (plant and equipment) in support of R&D programs.

Cash Flows from Financing Activities

Net cash provided by financing activities was $2.1 million for the six months ended June 30, 2022, which was due the proceeds from the exercise of options in the amount of $2.1 million.

Net cash provided by financing activities was $2.1 million for the six months ended June 30, 2021, which was primarily due to proceeds from the exercise of warrants of $2.7 million offset by a payment of deferred offering costs of $0.6 million.

Debt

Currently, REE has no third-party debt. Although REE has no current plans to incur debt, it may determine, based on changes in its expected cash flow needs or because it deems it beneficial, to incur debt in the future.